UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission File Number 1-13703

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SIX FLAGS 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Six Flags Entertainment Corporation

1540 Broadway

15th Floor

New York, NY 10036

SIX FLAGS 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Years Ended December 31, 2009 and 2008

NOTE:

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has been included in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of the

Six Flags 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Six Flags 401(k) Plan as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Six Flags 401(k) Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Whitley Penn LLP

Fort Worth, Texas

June 25, 2010

SIX FLAGS 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
Assets
Investments, at fair value:
Shares of registered investment companies:
Mutual funds	$51,277,754	$40,174,634
Common collective trusts	28,777,832	25,977,208
Six Flags Unitized Stock Fund	—	80,671
Participant loans	3,099,383	2,966,683
Total investments	83,154,969	69,199,196

Receivables:
Employer contributions	2,547,512	2,536,595
Participant contributions	144,436	287,861
Accrued interest and dividends	25,482	36,817
Total receivables	2,717,430	2,861,273

Net assets available for benefits at fair value	85,872,399	72,060,469

Adjustment from fair value to contract value for interest in common collective trusts relating to fully benefit-responsive investment contracts	(156,851)	1,075,092

Net assets available for benefits	$85,715,548	$73,135,561

See accompanying notes to financial statements.

SIX FLAGS 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2009	2008
Additions to Net Assets
Investment income (loss):
Net realized and unrealized gains (losses) on investments	$11,106,455	$(25,293,838)
Interest and dividends	1,088,744	2,073,101
Total investment income (loss)	12,195,199	(23,220,737)

Contributions:
Participants	4,877,241	5,062,992
Employer	2,547,560	2,532,305
Total contributions	7,424,801	7,595,297

Total additions (reductions) to net assets	19,620,000	(15,625,440)

Deductions from Net Assets
Benefits paid to participants	6,974,954	10,220,005
Administrative expenses	65,059	78,420
Transfers	—	980
Total deductions from net assets	7,040,013	10,299,405

Net increase (decrease) in net assets available for benefits	12,579,987	(25,924,845)

Net assets available for benefits at beginning of year	73,135,561	99,060,406

Net assets available for benefits at end of year	$85,715,548	$73,135,561

See accompanying notes to financial statements.

SIX FLAGS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

A.    Description of the Plan

The following description of the Six Flags 401(k) Plan (the “Plan”) provides only general information.  Six Flags Entertainment Corporation (formerly known as Six Flags, Inc.) (the “Company”) sponsors the Plan.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.  The Company’s corporate offices are located in New York City, New York.

General

The Plan is a defined contribution plan covering all employees of the Company and certain subsidiaries, who have completed one year of service and a minimum of 1,000 hours worked, and have reached the age of 21.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may elect to contribute up to 50% of their total compensation not to exceed the maximum deferral amount allowable under current federal income tax law.

The Company matches the participant’s deferral contribution at 100% up to 3% plus 50% of the next 2% of eligible compensation.  The Company makes matching contributions once a year to participants that are employed by the Company at the end of the year.  During 2009 and 2008 the Company’s matching contributions approximated $2,548,000 and $2,532,000, respectively.  The Company may also elect to make a portion of its contribution in Company stock.  There is a 10% maximum cap on Company stock permitted in the Plan.  This applies to employee elections and employee portfolio balances.  In addition, the Company has the option of making a profit sharing contribution.  No contribution of Company stock and no profit sharing contributions were made during 2009 and 2008.

Participant Accounts

A separate account is maintained for each participant and is credited with the participant’s contributions and an allocation of: (a) the Company’s contributions; and (b) Plan earnings. Allocations are based on the provisions of the Plan. Administrative expenses, if applicable to the participant, are charged to the individual account.

Vesting

Participant contributions and the Company’s safe harbor matching contributions to the Plan plus actual earnings or losses thereon are fully vested at all times.  Vesting in other Company contributions and earnings thereon is based on a four-year vesting schedule whereas upon attaining three years of service participants becomes 50% vested and upon attaining four years of service participants become 100% vested in such other Company contributions.

SIX FLAGS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

A.    Description of the Plan — continued

Administrative Expenses

The Plan pays for all investment and record-keeping fees.  Administrative fees paid by the Plan in 2009 and 2008 approximated $65,000 and $78,000, respectively.

Investment Options

Upon enrollment in the Plan a participant may direct employer and employee contributions in 1% increments in any of the 16 available investment options.

Payment of Benefits

Upon retirement, death, disability, or termination of employment, the vested benefits, as defined, are paid to the participant or their beneficiaries either in a lump sum or other form of settlement.

A participant may receive a hardship distribution of their salary reduction contributions if the distribution is: (1) on account of medical expenses incurred by the participant, their spouse, or dependents; (2) to purchase (excluding mortgage payments) a principal residence of the participant; (3) for the payment of post-secondary tuition expenses; (4) needed to prevent eviction of the participant from his or her principal residence or foreclosure upon the mortgage of the participant’s principal residence; (5) for funeral expenses for a member of the participant’s family; or (6) for an immediate and heavy financial need of the participant.

Participant Loans

Participants are allowed to borrow from their individual account an amount limited to the lesser of $50,000 or one-half of the participant’s vested account balance and the minimum loan amount is $1,000.  Loan terms range from one to five years, except if the loan is for the purchase of a primary residence for which the loan term is up to thirty years.  The loans bear an interest rate of prime plus 1% and are credited to the participant’s account from which they were borrowed.  At December 31, 2009, interest rates ranged from 4.25% to 10.59%.

Forfeited Accounts

Forfeitures of terminated participants’ non-vested accounts are used to offset employer contributions to the Plan.  Forfeitures of approximately $20,000 and $18,000 were used to offset employer contributions in 2009 and 2008, respectively.   Approximately $30,000 and $28,000 in unallocated forfeitures remained at December 31, 2009 and 2008, respectively.

SIX FLAGS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

B.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from these estimates.

Investments

The Plan’s investments are stated at fair value as of the end of the year.  Shares of registered investment companies and the Six Flags Unitized Stock Fund are valued at quoted market prices, which represent the net asset value of shares held by the Plan at the end of the year.  Investment gains and losses are accounted for using the average cost basis of the securities sold.

The net realized and unrealized gains (losses) on investments include realized gains and losses on sales of investments during the year and unrealized increases or decreases in the market value of investments held at year end.

Purchases and sales of investments are reflected on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.  The Plan’s investments are generally subject to market or credit risks customarily associated with debt and equity investments.

The Plan accounts for its investment in the Schwab Stable Value Fund in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic No. 962, Plan Accounting—Defined Contribution Pension Plans.  As required by FASB ASC Topic No. 962, the accompanying statements of net assets available for benefits presents the fair values of the investment in the Schwab Stable Value Fund as well as the adjustment of the investment from fair value to contract value relating to such investment contracts.  The accompanying statements of changes in net assets available for benefits are prepared on a contract-value basis. The average yield earned by the underlying investments of the Schwab Stable Value Fund during 2009 and 2008 was 2.65% and 5.25%, respectively.   The average yield of the underlying investments, after an adjustment to reflect the actual interest credited to participants, was 3.06% and 3.72% during 2009 and 2008, respectively.

Payment of Benefits

Benefits are recorded when paid.

SIX FLAGS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

B.    Summary of Significant Accounting Policies — continued

Recently Issued Accounting Pronouncement

In June 2009, the FASB issued a standard which established the FASB ASC as the source of authoritative accounting principles recognized by the FASB to be applied to nongovernmental entities in the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, such that all of its content carries the same level of authority.  The ASC was effective for financial statements issued for annual periods ending after September 15, 2009, and was adopted by the Plan for its 2009 financial statements.  The FASB does not expect that the ASC will result in a change in current practice and the adoption of this standard by the Plan did not have a material effect on the Plan’s financial statements.

C.    Investments

FASB ASC Topic No. 820 defines fair value, establishes a framework for measuring fair value, and establishes disclosures about fair value measurements required under other accounting pronouncements. Financial assets are categorized based upon a three-level hierarchy for disclosure of fair value measurements that gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs, as follows:

•      Level 1 — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•      Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instrument.

•      Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.  These inputs reflect management’s best estimate of what market participants would use in pricing the assets or liabilities at the measurement date.

The fair value of the Plan’s FASB ASC Topic No. 820 Level 1 assets are measured by their quoted prices in active markets.  Fair value measurement bases of FASB ASC Topic No. 820 Level 2 assets include:

•                  Six Flags Unitized Stock Fund - Quoted prices in active markets for similar assets and information provided by the manager of the unitized investment accounts.

•                  Collective trust funds - The values reported by the Plan’s third-party trustee, audited financial statements of the funds, and transaction prices before and after the Plan’s year end.

•                  Participant loans - The unpaid principal balances which equal their exit values when collected or by deemed distributions if they are not repaid.

SIX FLAGS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

C.            Investments — continued

The following tables present the financial instruments carried at fair value as of December 31, 2009 and 2008, by caption in the accompanying statements of net assets available for benefits and by FASB ASC Topic No. 820 valuation hierarchy (as described above).  The Plan has no assets classified within Level 3 of the valuation hierarchy.

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Total

Mutual funds	$51,277,754	$—	$51,277,754
Common collective trusts	—	28,777,832	28,777,832
Participant loans		3,099,383	3,099,383

Total assets at fair value	$51,277,754	$31,877,215	$83,154,969

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Total

Mutual funds	$40,174,634	$—	$40,174,634
Common collective trusts	—	25,977,208	25,977,208
Six Flags Unitized Stock Fund	—	80,671	80,671
Participant loans	—	2,966,683	2,966,683

Total assets at fair value	$40,174,634	$29,024,562	$69,199,196

Individual investments with market values greater than 5% of net assets available for benefits at December 31, are as follows:

2009

Schwab Stable Value Fund	$22,888,848
Janus Fund	8,078,305
Vanguard Index 500 Fund	7,963,747
Janus Balanced Fund	7,700,806
Eaton Vance Large Cap Value A Fund	7,278,952
Pimco Total Return Fund	5,775,199
Artisan Midcap Value Fund	4,677,141
Value Line Premier Growth Fund	4,676,503
DWS-Scudder International Equity Inv	4,337,537

SIX FLAGS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

C.            Investments — continued

2008

Schwab Stable Value Fund	$22,145,032
Janus Balanced Fund	6,659,236
Eaton Vance Large Cap Value A Fund	6,163,558
Janus Fund	5,768,330
Vanguard Index 500 Fund	5,752,248
Brandywine Fund	4,743,593
Pimco Total Return Fund	4,530,444

During 2009 and 2008 the net realized and unrealized gains (losses) on investments were comprised of the following:

	2009	2008

Mutual funds	$9,308,693	$(24,191,514)
Common collective trusts	1,857,447	(842,696)
Six Flags Unitized Stock Fund	(59,685)	(259,628)

Net realized and unrealized gains (losses) on investments	$11,106,455	$(25,293,838)

D.            Nonparticipant-Directed Investments

The Company made no contributions of nonparticipant-directed Company stock during 2009 or 2008.

E.              Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements at December 31, to Schedule H of Form 5500:

	2009	2008

Net assets available for benefits per the financial statements	$85,715,548	$73,135,561
Adjustment from contract value to fair value for interest in common collective trusts relating to fully benefit-responsive investment contracts	156,851	(1,075,092)

Net assets available for benefits per the Form 5500	$85,872,399	$72,060,469

SIX FLAGS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

E.              Reconciliation of Financial Statements to Schedule H of Form 5500 - continued

The following is a reconciliation of changes in net assets available for benefits per the accompanying financial statements for the year ended December 31, to the Form 5500:

	2009	2008

Net increase (decrease) in net assets available for benefits, per the financial statements	$12,579,987	$(25,924,845)

Adjustment from contract value to fair value for interest in common collective trusts relating to fully benefit-responsive investment contracts	1,075,092	(60,896)

Plus decrease (less increase) in current year adjustment from fair value to contract value for fully benefit-responsive contracts	156,851	(1,075,092)

Transfers from the Plan	—	980

Net increase (decrease) in net assets available for benefits, per the Form 5500	$13,811,930	$(27,059,853)

The reconciling items are due to the difference in the method of accounting used in preparing the Form 5500 for government reporting purposes as compared to the Plan’s financial statements.  The modified cash basis was used to prepare the Form 5500, whereas the Plan’s financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.  Government reporting rules also require the common collective trusts to be reported at fair value, while accounting standards require them to be reported at contract value in net assets available for benefits.

F.              Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 8, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Once qualified the Plan is required to operate in conformity with the Code to maintain its tax-exempt qualification.  The Plan has been subsequently amended since the date of its last determination letter; however, the Plan Administrator believes the Plan is currently being operated in compliance with the applicable requirements of the Code.  Additionally, the Plan Administrator has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

SIX FLAGS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

G.    Parties-in-Interest Transactions

Plan participants have the option of selecting investments offered by affiliates of the trustee of the Plan.  These transactions qualify as party-in-interest transactions. Transactions in such investments are exempt from the prohibited transaction rules.

H.    Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA.  In the event of a Plan termination all participants shall become 100% vested in all amounts credited to their account.  Plan assets would be distributed to the participants at the discretion of the Company or continue to be held in a trust fund to be distributed to each participant upon retirement, death, permanent disability, or termination of employment.

I.      Plan Amendments

Effective, January 1, 2008, the Plan was amended to include provisions for participants to make Roth contributions and in-service withdrawals from non-safe harbor matching contributions.

J.     Subsequent Events

On June 13, 2009, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code.  On April 30, 2010, the United States Bankruptcy Court entered an order confirming the Company’s plan of reorganization, which approved and confirmed the Company’s plan of reorganization.

Effective January 1, 2010, the Plan was restated to discontinue the safe harbor match and begin a discretionary match.

SUPPLEMENTAL SCHEDULE

SIX FLAGS 401(k) PLAN

FORM 5500, SCHEDULE H, LINE 4i -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2009

EIN:	13-3995059
Plan:	002

		(c)		(e)
	(b) Identity	Description	(d)	Current
(a)	of Issuer	of Investments	Cost	Value

*	Schwab Funds	Stable Value Fund	**	$22,888,848
	Janus	Janus Fund	**	8,078,305
	Vanguard	Index 500 Fund	**	7,963,747
	Janus	Balanced Fund	**	7,700,806
	Eaton Vance	Large Cap Value A	**	7,278,952
	PIMCO Funds	Total Return Fund	**	5,775,199
	Artisan	Mid Cap Value Fund	**	4,677,141
	Value Line Premier	Value Line Premier Growth Fund	**	4,676,503
	DWS-Scudder	International Equity Inv	**	4,337,537
*	Schwab Funds	Managed Retirement 2020	**	2,174,635
*	Schwab Funds	Managed Retirement 2030	**	1,569,297
*	Schwab Funds	Managed Retirement 2040	**	1,046,220
	Royce	Total Return Fund	**	789,564
*	Schwab Funds	Managed Retirement 2010	**	633,429
*	Schwab Funds	Managed Retirement 2050	**	339,628
*	Schwab Funds	Managed Retirement Inc.	**	125,775
*	Participant loans	1 to 30 years, 4.25% to 10.59%	- 0 -	3,099,383

				$83,154,969

*	Represents a party-in-interest to the Plan as defined by ERISA.

**	Cost not necessary because all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIX FLAGS 401(K) PLAN

Date: June 28, 2010	By:	/s/ Walter S. Hawrylak
	Name:	Walter S. Hawrylak
	Title:	Senior Vice President of Administration/Corporate Secretary of Six Flags Entertainment Corporation (formerly known as Six Flags, Inc.), Plan Sponsor